Preferred Group of Mutual Funds
Item 77C - NSAR Filing


Shareholder Action

On January 1, 2000, the majority shareholder of the Preferred Small Cap Fund approved by written consent: (I) the Management Contract between Caterpillar Investment Management Ltd. and the Preferred Small Cap Fund and (ii) the Subadviser Agreement between Caterpillar Investment Management Ltd. and Turner Investment Partners, Inc.

On February 28, 2000, the majority shareholder of the Preferred Value Fund approved by written consent the Subadviser Agreement between Caterpillar Investment Management Ltd. and Oppenheimer Capital.